P R E S S R E L E A S E

Company Contacts		IR Agency Contact
Guy Avidan, VP Finance & CFO AudioCodes Tel: +972-3-976-4000 guy.avidan@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Erik Knettel, Grayling Tel: +1-646-284-9415 erik.knettel@grayling.com

AudioCodes Reports First Quarter 2014 Results

First quarter revenues rise 11.4% year-over-year to $36.0 million

Lod, Israel – April 30, 2014 – AudioCodes (NasdaqGS: AUDC), a leading provider of converged voice solutions that enable enterprises and service providers to transition to all-IP voice networks, today announced financial results for the first quarter period ended March 31, 2014.

First Quarter 2014 Highlights:

•	Revenues totaled $36.0 million, an 11.4% increase over the year ago quarter

•	Quarterly networking revenues increased 15.0% year-over-year

•	GAAP net loss of $278,000, or $(0.01) per diluted share

•	Non-GAAP net income of $1.1 million, or $0.03 per diluted share

•	$29.7 million in new capital, net of expenses of the offering, raised through public offering of ordinary shares

•	Approval of a 100 million NIS (approximately $29 million) three-year development plan and budget participation by the Israeli office of the Chief Scientist for a new cloud computing and unified communications research and development center

Revenues for the first quarter of 2014 were $36.0 million, compared to $36.3 million for the fourth quarter of 2013 and $32.3 million for the first quarter of 2013.

Net loss in accordance with U.S. generally accepted accounting principles (GAAP) was $278,000, or $(0.01) per diluted share, for the first quarter of 2014, compared to GAAP net income of $2.8 million, or $0.07 per diluted share, for the fourth quarter of 2013, and GAAP net income of $71,000, or $0.002 per diluted share, for the first quarter of 2013.

AudioCodes Reports First Quarter 2014 Results	Page 1 of 10

Non-GAAP net income for the first quarter of 2014 was $1.1 million, or $0.03 per diluted share, compared to $1.9 million, or $0.05 per diluted share, for the fourth quarter of 2013, and $691,000, or $0.02 per diluted share, for the first quarter of 2013.

Non-GAAP net income (loss) excludes: (i) stock-based compensation expenses; (ii) amortization expenses related to intangible assets; and (iii) non-cash deferred tax expenses. A reconciliation of net income (loss) on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

During the first quarter of 2014 the company raised approximately $29.7 million in net proceeds from the public offering of 4,025,000 ordinary shares, including 525,000 shares sold pursuant to the underwriters' exercise in full of their over-allotment option, at a purchase price of $8.00 per share.

Net cash provided by operating activities for the first quarter of 2014 totaled $1.9 million. Cash and cash equivalents, bank deposits and marketable securities were $94.0 million as of March 31, 2014 compared to $62.3 million as of December 31, 2013 and $57.5 million as of March 31, 2013. This increase was primarily a result of the receipt of the net proceeds of the public offering in March 2014.

“We started 2014 in a strong position, with double-digit first quarter revenue growth, as well as improved non-GAAP net income, compared to the same quarter last year. This growth was driven by the continued strength of our unified communications and wide-area voice networking business and services,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes. “We experienced good results from our marketing and sales activities in our key business lines, including the Microsoft Lync UC solution, session border controllers and our One Voice for Broadsoft initiative. We introduced new cutting-edge products and solutions including the Mediant 9000 high capacity SBC, and launched the One Voice for Lync Operations Center solution which substantially improves the ability of an enterprise to deploy and operate high performance, high quality voice network solutions. We also expanded our cloud-enabled solutions with the roll-out of One Voice for Enterprise Mobility, as well as our new VocaNOM cloud-based voice dialing software. These offerings strengthen our ability to provide comprehensive solutions for the fast growing segments of unified communications, business services and contact centers.”

AudioCodes Reports First Quarter 2014 Results	Page 2 of 10

“During the quarter we successfully completed a public offering of our ordinary shares, raising net proceeds of $29.7 million. This offering further strengthened our balance sheet and provided us with enhanced flexibility to pursue strategic growth opportunities. To further support our innovation pipeline, we recently announced plans for a new Cloud Delivery Network Architecture (CDNA) Research and Development Center with a three-year budget of 100 million NIS (approximately $29 million) to be supported by the Israeli Office of the Chief Scientist. This new R&D center is expected to provide a highly efficient platform to develop new cutting edge cloud-based technologies, infrastructure and services to enable the delivery of real-time communications, as well as value-added services. These positive developments continue to further our strong foundation for AudioCodes’ growth in the years ahead,” concluded Mr. Adlersberg.

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 9:00 A.M., Eastern Time today to discuss the Company’s first quarter 2014 operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: +1 (877) 407-0778

International Participants: +1 (201) 689-8565

The conference call will also be simultaneously Web cast. Investors are invited to listen to the call live via Web cast at the AudioCodes corporate website at www.audiocodes.com.

About AudioCodes

AudioCodes Ltd. (NasdaqGS: AUDC) designs, develops and sells advanced Voice-over-IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology market leader focused on converged VoIP and data communications and its products are deployed globally in Broadband, Mobile, Enterprise networks and Cable. The Company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Routers, Session Border Controllers (SBC), Residential Gateways, IP Phones, Media Servers, Value Added Applications and Professional Services. AudioCodes’ underlying technology, VoIPerfectHD™, relies on AudioCodes’ leadership in DSP, voice coding and voice processing technologies. AudioCodes’ High Definition (HD) VoIP technologies and products provide enhanced intelligibility and a better end user communication experience in Voice communications. For more information on AudioCodes, visit http://www.audiocodes.com.

AudioCodes Reports First Quarter 2014 Results	Page 3 of 10

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2014 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, OSN, SmartTAP, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP and 3GX are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

AudioCodes Reports First Quarter 2014 Results	Page 4 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2014	2013
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$75,537	$30,763
Short-term and restricted bank deposits	8,101	9,101
Short-term marketable securities and accrued interest	4,099	15,706
Trade receivables, net	27,043	26,431
Other receivables and prepaid expenses	8,284	6,199
Inventories	13,768	13,811
Total current assets	136,832	102,011

LONG-TERM ASSETS:
Long-term and restricted bank deposits	$6,244	$6,697
Deferred tax assets	4,384	4,855
Severance pay funds	18,809	19,549
Total long-term assets	29,437	31,101

PROPERTY AND EQUIPMENT, NET	3,085	3,191

GOODWILL , INTANGIBLE ASSETS AND OTHER, NET	37,662	38,001

Total assets	$207,016	$174,304

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$4,686	$4,686
Trade payables	9,276	7,215
Senior convertible notes	53	353
Other payables and accrued expenses	15,741	17,958
Deferred revenues	9,735	6,940
Total current liabilities	39,491	37,152

LONG-TERM LIABILITIES:
Accrued severance pay	$18,893	$19,845
Long-term bank loans	8,815	9,791
Deferred revenues and other liabilities	3,174	2,707
Total long-term liabilities	30,882	32,343

Total equity	136,643	104,809
Total liabilities and equity	$207,016	$174,304

AudioCodes Reports First Quarter 2014 Results	Page 5 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Three months ended
	March 31,
	2014	2013
	(Unaudited)
Revenues:
Products	28,549	26,171
Services	7,402	6,097

Total Revenues	$35,951	$32,268

Cost of revenues:
Products	12,917	11,794
Services	1,925	1,538

Total Cost of revenues	14,842	13,332
Gross profit	21,109	18,936

Operating expenses:
Research and development, net	7,812	7,310
Selling and marketing	11,226	9,214
General and administrative	1,914	2,039

Total operating expenses	20,952	18,563

Operating income	157	373
Financial income (expenses), net	87	(203)

Income before taxes on income	244	170
Taxes on income, net	(522)	(78)
Equity in losses of an affiliated company, net	-	(21)

Net income (loss)	$(278)	$71

Basic net earnings (loss) per share	$(0.01)	$0.00

Diluted net earnings (loss) per share	$(0.01)	$0.00

Weighted average number of shares used in computing basic net earnings (loss) per share (in thousands)	39,969	38,009

Weighted average number of shares used in computing diluted net earnings (loss) per share (in thousands)	39,969	38,577

AudioCodes Reports First Quarter 2014 Results	Page 6 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NON-GAAP PROFORMA STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Three months ended
	March 31,
	2014	2013
	(Unaudited)
Revenues:
Products	28,549	26,171
Services	7,402	6,097

Total Revenues	$35,951	$32,268

Cost of revenues:
Products	12,699	11,624
Services	1,869	1,499

Total Cost of revenues (1) (2)	14,568	13,123

Gross profit	21,383	19,145

Operating expenses:
Research and development, net (1)	7,669	7,217
Selling and marketing (1) (2)	10,889	9,033
General and administrative (1)	1,708	1,902

Total operating expenses	20,266	18,152

Operating income	1,117	993
Financial income (expenses), net	87	(203)

Income before taxes on income	1,204	790
Taxes on income, net (3)	(142)	(78)
Equity in losses of an affiliated company, net	-	(21)

Net income	$1,062	$691

Diluted net earnings per share	$0.03	$0.02

Weighted average number of shares used in computing diluted net earnings per share (in thousands)	41,734	38,896

(1)	Excluding stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Excluding amortization of intangible assets related to the acquisitions of Nuera, Netrake, CTI Squared and Mailvision assets.
(3)	Excluding non-cash deferred tax expenses.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports First Quarter 2014 Results	Page 7 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME (LOSS) TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Three months ended
	March 31,
	2014	2013
	(Unaudited)
GAAP net income (loss)	$(278)	$71

GAAP net earnings (loss) per share	$(0.01)	$0.00

Cost of revenues:
Stock-based compensation (1)	26	9
Amortization expenses (2)	248	200
	274	209
Research and development, net:
Stock-based compensation (1)	143	93

Selling and marketing:
Stock-based compensation (1)	246	105
Amortization expenses (2)	91	76
	337	181
General and administrative:
Stock-based compensation (1)	206	137

Income taxes:
Deferred tax (3)	380	-

Non-GAAP net income	$1,062	$691
Non-GAAP diluted net earnings per share	$0.03	$0.02

(1)	Stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Amortization of intangible assets related to the acquisitions of Nuera, Netrake, CTI Squared and Mailvision assets.
(3)	Non-cash deferred tax expenses.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports First Quarter 2014 Results	Page 8 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Three months ended
	March 31,
	2014	2013
	( Unaudited)
Cash flows from operating activities:
Net income (loss)	$(278)	$71
Adjustments required to reconcile net income or losses to net cash provided by or used in operating activities:
Depreciation and amortization	856	782
Amortization of marketable securities premiums and accretion of discounts, net	39	107
Equity in losses of an affiliated company, net	-	21
Increase (decrease) in accrued severance pay, net	(212)	266
Stock-based compensation expenses	621	344
Amortization of senior convertible notes discount and deferred charges	(15)	-
Decrease in accrued interest on marketable securities	178	7
Decrease in long-term deferred tax assets, net	471	-
Increase in trade receivables, net	(612)	(705)
Increase in other receivables and prepaid expenses	(2,139)	(640)
Decrease in inventories	43	1,266
Increase (decrease) in trade payables	2,061	(1,526)
Increase in deferred revenues	3,256	1,852
Increase (decrease) in other payables and accrued expenses	(2,322)	838

Net cash provided by operating activities	1,947	2,683

Cash flows from investing activities:
Decrease in short-term deposits, net	1,000	406
Investment in affiliated company	-	(615)
Proceeds from redemption of long-term bank deposits	530	461
Purchase of property and equipment	(411)	(278)
Proceeds from redemption of marketable securities upon maturity	11,390	-
Net cash provided by (used in) investing activities	12,509	(26)

AudioCodes Reports First Quarter 2014 Results	Page 9 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

U.S. dollars in thousands

	Three months ended
	March 31,
	2014	2013
	( Unaudited)
Cash flows from financing activities:
Repayment of senior convertible notes	(285)	-
Repayment of long-term bank loans	(976)	(2,477)
Consideration related to payment of acquisition of NSC	-	(395)
Proceeds from issuance of shares upon exercise of options and warrants	1,724	129
Proceeds from issuance of shares, net	29,855	-

Net cash provided by (used in) financing activities	30,318	(2,743)

Increase (decrease) in cash and cash equivalents	44,774	(86)
Cash and cash equivalents at the beginning of the period	30,763	15,219

Cash and cash equivalents at the end of the period	$75,537	$15,133

AudioCodes Reports First Quarter 2014 Results	Page 10 of 10